TESTA, HURWITZ & THIBEAULT, LLP

ATTORNEYS AT LAW

HIGH STREET TOWER

125 HIGH STREET

OFFICE (617) 248-7000	BOSTON, MASSACHUSETTS 02110	FAX (617) 248-7100

December 2, 2004

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Hugh Fuller

RE:	MatrixOne, Inc.

Registration Statement on Form S-3, as amended

File No. 333-119374 (“Registration Statement”)

Ladies and Gentlemen:

This letter is being furnished on behalf of our client, MatrixOne, Inc. (the “Company”), in response to our conversations with Mr. Fuller on Wednesday, December 1, 2004 with respect to the Registration Statement. On November 18, 2004, the Company filed Amendment No. 1 to the above-referenced Registration Statement in response to comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in a letter dated October 29, 2004 (the “Letter”) from Barbara C. Jacobs, Assistant Director, to Mark. F. O’Connell, President and Chief Executive Officer of the Company.

The Letter included the following comment:

Please disclose the natural persons holding voting and/or dispositive control over the shares being offered by the Ascent Venture entities as well as the Canaan entities. In this regard, please see Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretations 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

In response to the Staff’s comment, the Company made a further inquiry of each selling stockholder entity listed in the table included in the “Selling Stockholders” section of the Registration Statement. Based on the information the Company received from the selling stockholders in response to this inquiry, the Company amended the footnotes to the table to disclose the natural person(s) who exercise sole or shared voting and/or dispositive power over the shares

Mr. Hugh Fuller

December 2, 2004

held by each selling stockholder, including the Ascent Venture entities and the Canaan entities. In particular the following footnote was added with respect to the Ascent Venture entities:

(2) Prior to the offering, Ascent Venture Partners, L.P. was the record holder of 21,922 shares of common stock (the “Ascent Shares”), Ascent Venture Partners II, L.P. was the record holder of 197,301 shares of common stock (the “Ascent II Shares”), and Ascent Venture Partners III, L.P. was the record holder of 176,970 shares of common stock (the “Ascent III Shares”). By virtue of their relationship as affiliated limited partnerships, whose general partners have overlapping individual general partners, managing members and stockholders, as the case may be, each of Ascent Venture Partners, L.P., Ascent Venture Partners II, L.P. and Ascent Venture Partners III, L.P. may be deemed to beneficially own and share the power to direct the disposition and vote of the Ascent Shares, the Ascent II Shares and the Ascent III Shares for an aggregate of 396,193 shares (the “Record Shares”). Each of Ascent Venture Management, LLC (as sole general partner of Ascent Venture Partners, L.P.), Ascent Venture Management II, L.P. (as sole general partner of Ascent Venture Partners II, L.P.) and Ascent Venture Management III, LLC (as sole general partner of Ascent Venture Partners III, L.P.) may also be deemed to beneficially own the Record Shares. As the managing members of (a) Ascent Venture Management, LLC, (b) the general partner of Ascent Venture Management II, L.P. and (c) Ascent Venture Management III, LLC, each of Christopher W. Dick, Christopher W. Lynch and Frank M. Polestra may be deemed to beneficially own the Record Shares.

The added footnote states that the record holders of the Record Shares (as defined) are affiliated limited partnerships (the “Ascent LP Entities”) whose general partner entities (the “Ascent GP Entities”) have overlapping individual general partners, managing members and/or stockholders and that as affiliated limited partnerships with the overlapping interests described, each of the Ascent LP Entities may be deemed to beneficially own and share the power to direct the disposition and vote of all of the Record Shares. The footnote continues by setting forth the names of each of the Ascent GP Entities and stating that each of these entities may also be deemed to beneficially own the Record Shares. The footnote concludes by setting forth the names of each of the natural persons that act as either the managing members or individual general partners of each of the Ascent GP Entities and states that these individuals may also be deemed to beneficially own the Record Shares.

The Company believes that the added footnote adequately responded to the Staff’s comment for the following reasons. The Company believes that its disclosure complies with interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual (“Interpretation 4S”) which the Staff cited in the Letter. Interpretation 4S provides that: “The company must identify in the registration statement the person or persons who have voting or (emphasis added) investment control over the company’s securities that the entity owns. Use Rule 13d-3 by analogy to make the determination.” The revised footnote clearly

Mr. Hugh Fuller

December 2, 2004

identified the natural persons who have beneficial ownership over the Record Shares. While the footnote does not expressly denote whether such persons have voting or investment control over the Record Shares, based on the definition of beneficial ownership set forth in Rule 13d-3, the beneficial owner of a security must have either “voting or investment power.” The Company believes that the selling stockholders, and the public at-large, would interpret the disclosure in the footnote in such way. Furthermore, we note that the description of the ownership of the Record Shares that the Company received from the Ascent entities in response to its further inquiry and that is set forth in the footnote is identical to descriptions set forth in other reports filed with the Commission (e.g., Schedules 13D and 13G) by or on behalf of the Ascent LP Entities.

Accordingly, we respectfully request that you review the added footnote again in light of the foregoing and reconsider your request that the Company file another pre-effective amendment to the Registration Statement. In considering this request, we ask that you give due consideration to the added costs and delay such an amendment would impose on both the Company and the selling stockholders. If an amendment is required, the Company will likely incur legal, accounting and related costs in excess of $7,500 and such an amendment will further delay the effectiveness of the Registration Statement by at least a week as the Company will be forced to obtain the consent of both its independent public accounting firm and the former independent public accounting firm of the acquired entity. Such continued delay could also adversely affect one or more of the selling stockholders who have been awaiting the effectiveness of the Registration Statement since September 29, 2004. For these reasons, we hope that you will reconsider requiring the Company to file another pre-effective amendment to the Registration Statement and allow the Company to file a request for acceleration of effectiveness of the Registration Statement immediately.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 248-7587.

Sincerely yours,

/s/ Barbara M. Johnson

Barbara M. Johnson

cc:	Mark F. O’Connell

Gary D. Hall

Deborah Dean, Esq.

Edwin C. Pease, Esq.

Chad A. McDaniel, Esq.